Exhibit 99.1
TELUS International reports third quarter 2022 results, delivering strong double-digit profitability growth and robust cash flow

Revenue of $615 million, up 11% year-over-year and 16% on a constant currency basis1
Net income of $59 million, compared with $23 million in the same quarter last year
Diluted EPS of $0.22, compared with $0.09 in the same quarter last year
Adjusted EBITDA1 of $158 million, 15% higher year-over-year
Adjusted Diluted EPS1 of $0.32, 23% higher year-over-year
Strong cash flow supports continued deleveraging and enhanced liquidity position
Acquisition of WillowTree to bolster design and build capabilities, and drive high-value cross-sell opportunities
Full-year 2022 outlook recalibrated to current macro conditions, calls for healthy double-digit top-line growth with continued strong profitability profile

Vancouver, Canada – November 4, 2022 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands, today released its results for the quarter ended September 30, 2022. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS International. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“In the third quarter of 2022, our highly engaged team members continued to execute upon our long-term strategic vision, achieving healthy double-digit revenue growth while navigating a period of prolonged macroeconomic uncertainties. Despite these challenging headwinds, we remain confident that our ongoing efforts and investments will enable us to further capitalize on the growth in demand for digital transformation capabilities, differentiating TELUS International as the premier global partner to help brands implement, enhance and scale all aspects of their digital customer experience. The recently announced agreement to acquire WillowTree demonstrates our commitment to making strategic investments to expand our design and build capabilities, as part of our end-to-end digital offering. The cross sell and up sell opportunities are exciting, including in particular TI’s mission critical role in continuing to enable TELUS Corporation’s digital transformation journey. There is very little client overlap between TI’s over 600 clients and WillowTree’s marquee client list that includes the likes of Anheuser-Busch InBev (AB InBev), FOX, Manulife, Marriott, PepsiCo and Synchrony, which further amplifies the opportunity. WillowTree also expands our geographic presence with two new delivery countries and increases our onshore and nearshore presence with high-caliber, tenured and growth-minded tech talent who share our commitment to excellence,” said Jeff Puritt, President and CEO of TELUS International. “Notwithstanding the challenges of compounding exogenous events, we continue to deliver double-digit revenue growth while maintaining our leading margins and generating solid cash flow. In the face of current recessionary fears, our focus remains on what we can control, including providing our clients with premium digitally enabled outcomes and allowing them to shift internal resources back to their core competencies. By maintaining this focus and also leveraging ongoing operational efficiencies, we will continue to favorably position our business for long-term profitable growth.”

1 Revenue growth on a constant currency basis and Adjusted Diluted EPS are non-GAAP ratios, while Adjusted EBITDA is a non-GAAP financial measure. See the Non-GAAP section of this news release.

Jeff continued, “Our global team helps clients find incremental ways to do better with less, while providing unique solutions that are critical to their own long-term growth and digital transformation strategies. In the third quarter, our key new client wins included a multinational banking and financial services company; a leader in conversational commerce, who is reinventing business-to-consumer communication; and the leading provider of trucking roadside assistance in the United States, whose operations rely heavily on technology. In all our engagements, we work relentlessly to become a trusted partner and strategic advisor for our clients, which opens the door for cross-sell and up-sell opportunities for complementary services and solutions. This approach also cultivates longer tenured and more sustainable client partnerships, enabling us to win more business across our existing client base. For example, in the third quarter we secured incremental business with a number of our clients, including the world’s largest e-commerce company; an online game platform and game creation system; one of North America's largest energy and energy-related services providers; a German car parts maker; and an American integrated luxury retailer. In addition, with the acquisition of WillowTree, we will be welcoming more than 50 new marquee brands to our more than 600 existing clients. These additions will further diversify our company’s client base and significantly increase cross-selling opportunities.”

Jeff added, “In the third quarter, our team received industry recognition for their unwavering commitment to delivering superior customer service. Global research and advisory firm, Everest Group, named TELUS International a ‘Leader’ on its 2022 Customer Experience Management PEAK Matrix in the Americas and a “Star Performer’ in the EMEA region, indicating our above-market growth and expansion of our client base across the UK and Eastern Europe. These rankings assess market success, vision and strategy, service focus and capabilities, digital and technological solutions, domain investments and client feedback. Additionally, TELUS International joined Everest Group’s Commitment to Action presented during the Clinton Global Initiative meeting, to grow the impact sourcing market from its current level of 350,000 full-time employees to half a million in three years by connecting marginalized individuals to new job opportunities.”

Vanessa Kanu, CFO said, “While the macroeconomic challenges and implications have persisted, TELUS International continued to show resilience in the third quarter of 2022, delivering revenue growth of 11%, or 16% on a constant currency basis, with Adjusted EBITDA growing 15% and Adjusted Diluted EPS growing 23% when compared with the prior year. TI’s relentless focus on profitable growth and cash flow drove continued deleveraging and has further enhanced our liquidity position and, as a result, our capacity and ability to pursue meaningful acquisition activity such as our agreement to acquire WillowTree.”

Vanessa continued, “WillowTree has demonstrated strong revenue growth from a high quality list of diverse client partners, while maintaining a healthy profitability profile. WillowTree’s ability to drive leading annual revenue per team member is an indication of the high value services they offer. Much like TELUS International, WillowTree has been able to grow, while keeping capital expenditures as a percentage of revenue in low single digits, driving meaningful free cash flow conversion that will also help support TI’s track record of rapid deleveraging after the acquisition closes.”

Vanessa concluded, “Our outlook for the full-year 2022 has been recalibrated to reflect the impact that prolonged macroeconomic uncertainties are expected to have as we close the year. While we expect some revenue headwinds in the fourth quarter driven by softer than expected client demand and longer sales cycles, we are focusing our collective efforts on what we can control and be as efficient with cost as possible. As such, we expect our Adjusted EBITDA margin to be higher than previously guided, while reiterating our outlook on Adjusted Diluted EPS.”

Provided below are financial and operating highlights that include certain non-GAAP measures. See the Non-GAAP section of this news release for a discussion on such measures.
Q3 2022 vs. Q3 2021 highlights
▪Revenue of $615 million, up $59 million or 11% increase year-over-year was driven by growth in services provided to existing and new clients. Our revenue growth included an unfavourable foreign currency impact of approximately 5% compared with the same quarter of the prior year, which was predominantly driven by the strengthening U.S. dollar exchange rate against the euro.
▪Net income of $59 million and diluted EPS of $0.22, compared with $23 million and $0.09 respectively, in the same quarter of the prior year. Net income margin, calculated by dividing net income by revenue for the period, was 9.6%, up from 4.1% for the same quarter in the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income2, which excludes the impact of these items, was 24% higher year-over-year at $87 million in the third quarter of 2022, up from $70 million in the same quarter of the prior year.
▪Adjusted EBITDA was $158 million, up 15% from $137 million in the same quarter of the prior year, driven by higher revenue earned from existing and new clients, partially offset by higher salaries and benefits and goods and services purchased to support overall growth in the business, and Adjusted EBITDA Margin2 was 25.7%, an increase from 24.6% in the same quarter of the prior year, primarily due to revenue growth outpacing the increase in costs during the period. Adjusted Diluted EPS was $0.32, 23% higher year-over-year.
▪Cash provided by operating activities was $124 million, up 44% from $86 million in the same quarter of the prior year, and Free Cash Flow2 was $98 million, up 56% from $63 million in the same quarter of the prior year, with both increases primarily driven by higher operating profits, higher net inflows from working capital, and lower share-based compensation payments.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement of 1.3x as of September 30, 2022 further improved from 1.5x as of June 30, 2022, reflecting continued debt repayment from cash provided by operating activities.
▪Team member count was 69,252 as of September 30, 2022, an increase of 18% year-over-year, reflecting broad-based growth across geographies in support of client demand.
YTD Q3 2022 vs. YTD Q3 2021 highlights
▪Revenue of $1,838 million, up $244 million or 15% increase year-over-year was driven by growth in services provided to existing and new clients. Our revenue growth included an unfavourable foreign currency impact of approximately 5% compared with the same period of the prior year, which was predominantly driven by the strengthening U.S. dollar exchange rate against the euro.
▪Net income of $149 million and diluted EPS of $0.55, compared with $42 million and $0.16 respectively, for the same period in the prior year. Net income margin was 8.1%, up from 2.6% for the same period in the prior year. Net income and diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income, which excludes the impact of these items, was 23% higher year-over-year at $237 million, compared with $192 million in the same period of the prior year.
▪Adjusted EBITDA was $450 million, up 13% from $397 million in the same period of the prior year, and Adjusted EBITDA Margin was 24.5%, compared with 24.9% in the same period of the prior year, due to higher costs associated with our front-line team members, as well as changes in our revenue mix across industry verticals and geographic regions. Adjusted Diluted EPS was $0.88, 22% higher year-over-year.
▪Cash provided by operating activities was $337 million, up 55% from $218 million in the same period of the prior year, and Free Cash Flow was $257 million, up 69% from $152 million in the same period of the prior year, with both increases primarily driven by higher operating profits, lower income taxes paid, lower share-based compensation payments, lower net outflows from working capital, and lower interest paid.
A discussion of our results of operations is included in our third quarter 2022 Management’s Discussion and Analysis dated November 4, 2022 and filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR. Such materials and additional information is also provided at telusinternational.com/investors.

Outlook
To reflect prolonged macroeconomic uncertainty and expected potential impacts on our business, management has recalibrated the full-year outlook for 2022:

2 Adjusted Net Income and Free Cash Flow are non-GAAP financial measures, while Adjusted EBITDA Margin is a non-GAAP ratio. See the Non-GAAP section of this news release.

•Revenue in the range of $2,450 to $2,490 million, representing growth of 11.7% to 13.5% on a reported basis, and growth of 16% to 18% on a constant currency basis. Given the ongoing depreciation of the euro relative to the U.S. dollar, we now assume an average exchange rate of one euro to 0.98 U.S. dollars for Q4 2022
•Adjusted EBITDA Margin in the range of 24.4% to 24.6%
•Adjusted Diluted EPS in the range of $1.18 to $1.23

Q3 2022 investor call
TELUS International will host a conference call today, November 4, 2022 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the third quarter results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have a standardized meaning under IFRS. These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, and Free Cash Flow, and revenue on a constant currency basis are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, and revenue growth on a constant currency basis are non-GAAP ratios.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA as we believe they are driven by factors that are not indicative of our ongoing operating performance, including changes in business combination-related provisions, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measure are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the diluted total weighted average number of equity shares outstanding during the period.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuation. Revenue on a constant currency basis is calculated as current period revenue using foreign exchange rates prevailing in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth using foreign exchange rates prevailing in the comparable prior period.

We have not provided a quantitative reconciliation of our full-year 2022 outlook for Adjusted EBITDA Margin and Adjusted Diluted EPS to our full-year 2022 outlook for net income margin and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our financial outlook for the full-year 2022 results, our business, operations and financial performance and condition, as well as statements relating to our planned acquisition of WillowTree, the closing of the transaction, and the expected benefits and synergies of the transaction and its impact on our business, including expectations regarding rapid-deleveraging and the ability to obtain valuable cross-selling opportunities and diversify the client base. We caution the reader that information provided in this news release regarding our financial outlook for full-year 2022 results, as well as information regarding our objectives and expectations, is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2022 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate, and realize the benefits of our acquisitions of Competence Call Centre, Managed IT Services business and TELUS International AI Data Solutions (TIAI); the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of the COVID-19 pandemic, including the development and spread of new and existing variants, and related conditions, on our business, financial condition, financial performance and liquidity. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:
▪We face intense competition from companies that offer services similar to ours.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for talent is intense.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪Our business and financial results could be adversely affected by economic and geopolitical conditions, including those in Ukraine, and the effects of these conditions on our clients’ businesses and demand for our services.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
▪Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic and related conditions.
▪Our business would be adversely affected if most or all of individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees and not as independent contractors.

▪We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, or manage the associated risks.
▪We may not be able to complete the proposed acquisition of WillowTree on the proposed timeline or at all, and we may not be able to fully integrate WillowTree into our ongoing business operations, which may result in our inability to fully realize the intended benefits of the acquisition and cause us to incur substantial costs without realizing the expected benefits.
▪Our business could be adversely affected if we lose one or more members of the senior management of WillowTree.
▪Holders of our subordinate voting shares may be subject to dilution resulting from settlement of the reinvestment by certain eligible WillowTree management team members into our company in connection with the acquisition.
▪The risks arising with respect to the historic business and operations of WillowTree may be different than we anticipate.
▪The unauthorized disclosure of sensitive or confidential team member, client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients.
▪Our content moderation team members may suffer adverse effects in the course of performing their work. Although the wellness and resiliency programs we offer are designed to support the physical and mental well-being of our team members, there may be occasions where our wellness and resiliency programs do not sufficiently mitigate those effects, given the pace of change in the content to be moderated, changes in regulations, shifts in recommended approaches to address these effects and other influences on this type of work. Our failure to mitigate these effects could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.
▪TELUS appointed directors will, for the foreseeable future, control the TELUS International Board of Directors.
These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 10, 2022 and available on EDGAR, as updated by our third quarter 2022 Management’s Discussion and Analysis dated November 4, 2022 and filed on SEDAR and as Exhibit 99.2 to our Form 6-K filed on EDGAR.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income (Loss)
(unaudited)

	Three months		Nine months
Periods ended September 30 (US$ millions except earnings per share)	2022	2021	2022	2021
REVENUE	$615	$556	$1,838	$1,594

OPERATING EXPENSES
Salaries and benefits	346	309	1,044	890
Goods and services purchased	111	110	344	307
Share-based compensation	6	21	20	66
Acquisition, integration and other	7	6	17	18
Depreciation	29	29	88	85
Amortization of intangible assets	32	34	102	106
	531	509	1,615	1,472

OPERATING INCOME	84	47	223	122

OTHER EXPENSES
Interest expense	10	10	29	36
Foreign exchange (gain) loss	(11)	(1)	(25)	1
INCOME BEFORE INCOME TAXES	85	38	219	85
Income tax expense	26	15	70	43
NET INCOME	$59	$23	$149	$42

EARNINGS PER SHARE
Basic	$0.22	$0.09	$0.56	$0.16
Diluted	$0.22	$0.09	$0.55	$0.16

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	266	266	266	263
Diluted	269	269	269	265

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position

As at (US$ millions)	September 30, 2022 (unaudited)	December 31, 2021 (audited)
ASSETS
Current assets
Cash and cash equivalents	$143	$115
Accounts receivable	427	414
Due from affiliated companies	50	53
Income and other taxes receivable	1	6
Prepaid and other assets	47	36
Current portion of derivative assets	19	3
	687	627
Non-current assets
Property, plant and equipment, net	417	405
Intangible assets, net	1,007	1,158
Goodwill	1,288	1,380
Derivative assets	39	—
Deferred income taxes	9	23
Other long-term assets	26	33
	2,786	2,999
Total assets	$3,473	$3,626

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$295	$336
Due to affiliated companies	81	71
Income and other taxes payable	83	67
Current maturities of long-term debt	315	328
Current portion of derivative liabilities	9	5
	783	807
Non-current liabilities
Long-term debt	671	820
Derivative liabilities	—	17
Deferred income taxes	280	305
Other long-term liabilities	21	22
	972	1,164
Total liabilities	1,755	1,971

Owners’ equity	1,718	1,655
Total liabilities and owners’ equity	$3,473	$3,626

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months		Nine months
Periods ended September 30 (US$ millions)	2022	2021	2022	2021
OPERATING ACTIVITIES
Net income	$59	$23	$149	$42
Adjustments:
Depreciation and amortization	61	63	190	191
Interest expense	10	10	29	36
Income tax expense	26	15	70	43
Share-based compensation	6	21	20	66
Change in market value of derivatives and other	(26)	(1)	(23)	(6)
Net change in non-cash operating working capital	17	(11)	(19)	(29)
Share-based compensation payments	(8)	(13)	(14)	(30)
Interest paid	(5)	(5)	(16)	(21)
Income taxes paid, net	(16)	(16)	(49)	(74)
Cash provided by operating activities	124	86	337	218

INVESTING ACTIVITIES
Cash payments for capital assets	(26)	(29)	(76)	(67)
Cash receipts (payments) for other assets	7	—	(13)	—
Cash payments for acquisitions, net	—	(11)	—	(11)
Cash used in investing activities	(19)	(40)	(89)	(78)

FINANCING ACTIVITIES
Shares issued	—	1	2	526
Share issuance costs	—	(2)	—	(34)
Withholding taxes paid related to net share settlement of equity awards	—	(3)	(1)	(3)
Repayment of long-term debt	(78)	(69)	(207)	(688)
Long-term debt issued	—	39	—	39
Cash used in financing activities	(78)	(34)	(206)	(160)

Effect of exchange rate changes on cash and cash equivalents	(7)	(1)	(14)	(3)

CASH POSITION
Increase (decrease) in cash and cash equivalents	20	11	28	(23)
Cash and cash equivalents, beginning of period	123	119	115	153
Cash and cash equivalents, end of period	$143	$130	$143	$130

Non-GAAP reconciliations
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except percentages)	2022	2021	2022	2021
Revenue, as reported	$615	$556	$1,838	$1,594
Foreign exchange on 2022 revenue using 2021 rates	31		69
Revenue on a constant currency basis	646		1,907
Revenue growth	11%		15%
Revenue growth on a constant currency basis	16%		20%

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except per share amounts)	2022	2021	2022	2021
Net income	$59	$23	$149	$42
Add back (deduct):
Acquisition, integration and other	7	6	17	18
Share-based compensation	6	21	20	66
Foreign exchange (gain) loss	(11)	(1)	(25)	1
Amortization of purchased intangible assets	29	32	91	99
Tax effect of the adjustments above	(3)	(11)	(15)	(34)
Adjusted Net Income	$87	$70	$237	$192
Adjusted Basic Earnings Per Share	$0.33	$0.26	$0.89	$0.73
Adjusted Diluted Earnings Per Share	$0.32	$0.26	$0.88	$0.72

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except percentages)	2022	2021	2022	2021
Net income	$59	$23	$149	$42
Add back (deduct):
Acquisition, integration and other	7	6	17	18
Share-based compensation	6	21	20	66
Foreign exchange (gain) loss	(11)	(1)	(25)	1
Depreciation and amortization	61	63	190	191
Interest expense	10	10	29	36
Income taxes	26	15	70	43
Adjusted EBITDA	$158	$137	$450	$397
Net income margin	9.6%	4.1%	8.1%	2.6%
Adjusted EBITDA Margin	25.7%	24.6%	24.5%	24.9%

	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions)	2022	2021	2022	2021
Cash provided by operating activities	$124	$86	$337	$218
Less: capital expenditures	(26)	(23)	(80)	(66)
Free Cash Flow	$98	$63	$257	$152

Calculation of Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement
(unaudited)

As at (US$ millions, except for ratio)	September 30, 2022	December 31, 2021

Outstanding credit facility	786	941
Contingent facility utilization	6	7
Net derivative liabilities	9	19
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$701	$867
Adjusted EBITDA (trailing 12 months)	$593	$540
Adjustments required as per credit agreement	(67)	(118)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	1.3	2.1
1 A cash balance of $100 million is used in accordance with the maximum permitted under the credit agreement; actual cash balance as of September 30, 2022 and December 31, 2021 was $143 million and $115 million, respectively.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than one million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $4.9 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com